Exhibit 99.1

FCA announces voting results from its Annual General Meeting
Fiat Chrysler Automobiles N.V. (“FCA” or the “Company”) (NYSE: FCAU / MTA: FCA) announced today that all resolutions proposed to shareholders at the Company’s Annual General Meeting of Shareholders (“AGM”) held today in Amsterdam, the Netherlands, were passed.
The AGM adopted the 2018 Annual Accounts and approved a cash dividend of Euro 0.65 per outstanding common share, equivalent to an aggregate distribution of approximately Euro 1 billion. The dividend will be paid on May 2, 2019 to shareholders of record on both MTA and NYSE on April 24, 2019. The common shares will trade ex-dividend from April 23, 2019. Shareholders holding common shares traded on the NYSE will receive the dividend in U.S. dollars at the official USD/EUR exchange rate reported by the European Central Bank on April 17, 2019.
The AGM re-elected all FCA directors standing for re-election, in addition to electing one new director. John Elkann and Michael Manley were re-elected as executive directors of the Company, while Richard Palmer was elected as a new executive director. Ronald Thompson, John Abbott, Andrea Agnelli, Tiberto Brandolini d'Adda, Glenn Earle, Valerie Mars, Michelangelo Volpi, Patience Wheatcroft and Ermenegildo Zegna were re-elected as non-executive directors of the Company. In addition Ernst & Young Accountants LLP were appointed as independent auditors of the Company.
The AGM also renewed, for a period of 18 months from the date of the AGM, the existing delegations to the Board of Directors of FCA of the authority to issue common and special voting shares, to grant rights to subscribe for common and special voting shares, and to limit or exclude pre-emptive rights for common shares. Furthermore, the AGM renewed, for a period of 18 months from the date of the AGM, the existing authorization of the Board of Directors to repurchase up to a maximum of 10% of the Company’s common shares issued as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for the Company but is designed to provide additional flexibility, the Board of Directors may repurchase common shares in compliance with applicable regulations, subject to certain maximum and minimum price thresholds.
The AGM also delegated to the Board of Directors the authority to cancel all special voting shares which were returned to the Company because the relevant shareholders elected to deregister.
Finally the AGM adopted the proposed resolutions concerning incentive awards to be granted to the CEO as part of the current long-term incentive plan and to approve a new long-term incentive plan.
Details of the resolutions submitted to the AGM are available on the Company’s corporate website (www.fcagroup.com).

London, 12 April 2019

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